

May 12, 2020

Kevin Speed
Chief Accounting Officer
Avaya Holdings Corp.
4655 Great America Parkway
Santa Clara, CA 95054

  Re: Avaya Holdings Corp.
    Form 10-K for the Fiscal Year Ended September 30, 2019
    Filed November 29, 2019
    File No. 001-38289

Dear Mr. Speed:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing